                GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                   SMALL BUSINESS ISSUERS UNDER THE 1934 ACT

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 10-SB

                            UTILICORE CORPORATION
                            ---------------------
                (Name of Small Business Issuer in its charter)


            DELAWARE                                    65-0766749
--------------------------------------------------------------------------------
  (State or other jurisdiction of                   (I.R.S. Employer
   incorporation or organization)                   Identification No.)


    1549 STATE STREET, SARASOTA, FLORIDA                   34236
--------------------------------------------------------------------------------
   (Address of principal executive offices)              (Zip Code)

Issuer's telephone number  (941) 363-9300

Securities to be registered under Section 12(b) of the Act:

       NONE

Securities to be registered under Section 12(g) of the Act:

                        Common Stock $0.0005 par value
--------------------------------------------------------------------------------
                            (Title of each class)

                                    PART I

ITEM ONE.  DESCRIPTION OF THE BUSINESS

A.   BUSINESS DEVELOPMENT

Utilicore Corporation (the "Company" or the "Registrant") is a Delaware Corporation. The Company's principal business address is 1549 State Street, Sarasota, Florida 34236 and its telephone number is (941) 363-9300.

The Company was incorporated under the laws of the State of Delaware on March 6, 1997 for the purpose of engaging in the business of developing private telecommunications systems for residential, multiple dwelling unit properties.

Since its inception, the Company has been in the development stage and until recently has not engaged in any significant business activity. Present management has been involved with the Company since its inception. On February 4, 1998, the Company elected four new directors, Messrs. John Williams, Don Clark, James J. Cooney, and John W. Cooney, and a new Vice President of Technology, Jon F. Ellis. As of the date hereof, the Company had a total of 20,000,000 common shares issued and outstanding. The Company has never been a party to any bankruptcy or insolvency proceeding.

B.   NARRATIVE DESCRIPTION OF THE BUSINESS

1.   General

Since its inception, the Company has been in the development stage and until recently has not engaged in any significant business activity. No independent market surveys have ever been conducted to determine demand for the Company's products and services, since the Company has not provided substantial products or services since it was incorporated. The Company has carried on no material operations and generated no material revenues since inception. As more fully described below, the Company intends to develop a private telephone company to provide both local and long distance telephone service to the residential, multiple dwelling unit market. The Company also intends to install, operate and provide private cable television service at various locations under long-term contractual agreements.

2.     Organization

The Company presently comprises one corporation with no subsidiaries or parent entities and is in the developmental stage.

3.   Operations

Proposed Plan of Operation

Since inception, the Company has been essentially inactive. To date, most of the Company's focus has been directed towards organizational efforts. The Company intends to capitalize on the opportunities created by the Telecommunications Reform Act of 1996 and other recent regulatory developments on the federal and state level which are designed to increase competition in the provision of local and long distance communication services.

The Company has been certified by the Florida State Public Service Commission as both an Alternative Local Exchange Company ("ALEC") and an Inter-Exchange Carrier ("IXC"). These certifications enable the Company to function as both a local and long distance telephone company, serving customers anywhere within the state of Florida. As an ALEC and an IXC, the Company is able to purchase services from incumbent local telephone companies, such as BellSouth and GTE, at wholesale rates and re-sell those services at retail rates. The Company is planning to compete with the existing telephone companies for a piece of the $200 billion telephone business. The Company believes that it has the ability to offer customers lower prices than the incumbents because of lower overhead and the ability to pick and choose the most profitable customers. Unlike the incumbent telephone companies, the Company has no need to serve unprofitable market segments and can therefore concentrate on high profit segments of the telephone business.

The Company's primary business is expected to consist of providing both local and long distance telephone service to residential customers living in multiple dwelling unit configurations, including condominiums, apartment buildings, and mobile home parks. The Company intends to serve small to medium sized business customers. Initially the Company intends to re-sell service provided by the incumbent local exchange companies. This means that the customer continues to use the incumbent's facilities, but the Company will bill the end user for service. As a certified Alternative Local Exchange Company, the incumbent telephone companies are required to sell to the Company on a discounted basis. Once sufficient penetration has been achieved in a multiple dwelling unit ("MDU"), typically fifty percent (50%), the Company may install a telephone switch at that location. By locating a switch on the premises, the Company becomes a "facilities based carrier." This means that the Company can begin to offer switched services itself, thereby lowering its cost of providing service to the individual customer. Locating a switch on premise enables the Company to offer more services and to operate at higher profit margins.

4.   Markets

The Company's initial marketing strategy is to target the multiple dwelling unit market. There are several key reasons for this selection, including: huge numbers of MDUs in Florida; readily identified targets; and, the opportunity to install facilities on a project by project basis, enabling the utilization of a facilities based approach. These factors create a situation which presents the greatest likelihood for successful implementation.

5.   Raw Materials

The use of raw materials is not now a material factor in the Company's operations.

6.   Competition

The Federal Communications Commission ("FCC") and state regulators are evolving from monopoly rate regulation of local exchange carriers to competitive market rates. Their primary tool is the encouragement of competition through interconnection mandates and economic incentives based on access reform. This creates a rare opportunity for new companies to enter the multi-billion dollar local exchange market and establish market positions as Competitive Local Exchange Carriers ("CLECs").

Competition in the market to be served by the Company is intense and subject to rapid change. Furthermore, due to the increased demand for products and services such as those to be offered by the Company, management expects that competition will continue to increase in the future as more companies enter the field of telephony. The Company's current and prospective competitors include many companies that have substantially greater name recognition and financial, technical and marketing resources than the Company. There can be no guarantee that the Company's competitors will not be able to offer customers more competitive pricing or to adapt more quickly than the Company to new technologies and evolving customer requirements. Consequently, there can be no assurance that the Company will be able to compete successfully in its target markets.

7.   Reliance on key customers

The Company does not intend to rely on any specific key customer or group of customers.

8.   Backlog

There are no current backlogs.

9.   Proprietary Information, Trademarks and Patents

The Company has been certified by the Florida State Public Service Commission as both an Alternative Local Exchange Company ("ALEC") and an Inter-Exchange Carrier ("IXC").

10.  Government Regulation

Overview

The Company's services are subject to varying degrees of federal, state and local regulation. The FCC generally exercises jurisdiction over the services offered by telecommunications common carriers that provide interstate or international communications. The state regulatory commissions retain jurisdiction over the same facilities and services to the extent they are used to provide intrastate communications.

Federal Legislation

The Company must comply with the requirements of common carriage under the Communications Act of 1934, as amended (the "Communications Act"). The Telecom Act, enacted on February 8, 1996, substantially revised the Communications Act. The Telecom Act establishes a regulatory framework for the introduction of local competition throughout the United States and is intended to reduce unnecessary regulation to the greatest extent possible. Among other things, the Telecom Act preempts, after notice and an opportunity for comment, any state or local government from prohibiting any entity from providing telecommunications service. This provision invalidated prohibitions on entry found in almost half of the states in the country at the time the Telecom Act was passed.

The Telecom Act also establishes a dual federal-state regulatory scheme for eliminating other barriers to competition faced by competitors to the ILECs and other new entrants into the local telephone market. Specifically, the Telecom Act imposes on ILECs certain interconnection obligations, some of which are to be implemented by FCC regulations. The Telecom Act contemplates that states will apply the federal regulations and oversee the implementation of all aspects of interconnection not subject to FCC jurisdiction as they oversee interconnection negotiations between ILECs and their new competitors.

The FCC has significant responsibility in the manner in which the Telecom Act will be implemented especially in the areas of universal service, access charges and price caps. The details of the rules adopted by the FCC will have a significant effect in determining the extent to which barriers to competition in local services are removed, as well as the time frame within which such barriers are eliminated.

The state Public Utility Commissions ("PUCs") have an even more significant responsibility in implementing the Telecom Act. Specifically, the states have authority to establish interconnection pricing, including unbundled loop charges, reciprocal compensation and wholesale pricing. The states are also charged under the Telecom Act with overseeing the arbitration process for resolving interconnection negotiation disputes between CLECs and the ILECs.

The Telecom Act imposes on ILECs certain interconnection obligations that, taken together, grant competitive entrants such as the Company what is commonly referred to as "co-carrier status." It is anticipated that co-carrier status and the preemption of state and local prohibitions on entry could permit the Company to become a full service provider of switched telecommunications services anywhere in the United States. In addition, the Telecom Act, as passed, provided that ILECs that are subsidiaries of Regional Bell Operating Companies ("RBOCs") could not offer in-region, long distance services across Local Access Transport Areas ("LATAs") until they had demonstrated that (i) they have entered into an approved interconnection agreement with a facilities-based CLEC or that no such CLEC has requested interconnection as of a statutorily determined deadline, (ii) they have satisfied a 14-element checklist designed to ensure that the ILEC is offering access and interconnection to all local exchange carriers on competitive terms and (iii) the FCC has determined that in-region, inter-LATA approval is consistent with the public interest, convenience and necessity. Recently, a United States District Court ruled that these RBOC-specific provisions were unconstitutional.

Federal Regulations and Related Proceedings

The Telecom Act gives the FCC the authority to forebear from regulating companies if it finds such regulation does not serve the public interest, and directs the FCC to review its regulations for continued relevance on a regular basis. As a result of this directive, a number of the regulations that historically applied to CLECs have been and may continue to be eliminated in the future. While it is therefore expected that a number of regulations that were developed prior to the Telecom Act will be eliminated in time, those which apply to the Company at present are discussed below. Pursuant to its authority to forebear, the FCC has adopted orders eliminating tariff filing requirements for non-dominant carriers providing interstate access and domestic interstate long distance services. However, on February 13, 1997, the United States Court of Appeals for the District of Columbia granted motions for stay of the FCC order detariffing domestic interstate long distance service pending judicial review of that order. The result of this stay is that carriers must continue to file tariffs for interstate long distance services. Tariff filing requirements remain in place for international traffic. The Company is in the process of filing federal interstate long distance, interstate access and international tariffs. The Company has been granted authority by the FCC to offer interstate telephone services domestically and internationally. The Company will be filing for authority to conduct business and provide CLEC services in several other states

In addition to its forbearance activities, the FCC also has proposed reducing the level of regulation that applies to the ILECs, and increasing their ability to respond quickly to competition from the Company and others. For example, in accordance with the Telecom Act, the FCC has applied "streamlined" tariff regulation to the ILECs, which greatly accelerates the time prior to which changes to tariffed service rates may take effect, and has eliminated the requirement that ILECs obtain FCC authorization before constructing new domestic facilities. These actions will allow ILECs to change service rates more quickly in response to competition. Similarly, the FCC has proposed affording significant new pricing flexibility to ILECs subject to price cap regulation. To the extent such increased pricing flexibility is provided, the Company's ability to compete with ILECs for certain service may be adversely affected. In addition, a United States District Court in Texas recently invalidated certain provisions of the Telecom Act which prohibited the RBOC's from engaging in certain manufacturing and marketing activities and conditioned RBOC provision of in-region long distance service upon a demonstration that the local market had been opened to competition.

The FCC has taken several actions related to the assignment of telephone numbers, first in July 1995 mandating the responsibility for administering and assigning local telephone numbers be transferred from the RBOC's and a few other ILECs to a neutral entity, and second in July 1996 adopting a regulatory structure under which a wide range of number portability issues would be resolved. In

March 1997, the FCC affirmed its number portability rules, but it extended slightly certain deadlines for the implementation of true number portability. The FCC plans to establish cost recovery rules for long-term number portability.

On August 8, 1996, the FCC issued an order containing rules providing guidance to the ILECs, CLECs, long distance companies and state PUCs regarding several provisions of the Telecom Act. The rules include, among other things, FCC guidance on: (i) discounts for end-to-end resale of ILEC retail local exchange services (which the FCC has suggested should be in the range of 17%-25%); (ii) availability of unbundled local loops and other unbundled ILEC network elements; (iii) the use of Total Element Long Run Incremental Costs in the pricing of these unbundled network elements; (iv) average default proxy prices for unbundled local loops in each state; (v) mutual compensation proxy rates for termination of ILEC/CLEC local calls; and (vi) the ability of CLECs and other interconnectors to opt into portions of previously-approved interconnection agreements negotiated by the ILECs with other parties on a most favored nation (or a "pick and choose") basis.

On May 8, 1997, the FCC released an order establishing a significantly expanded federal universal service program which subsidized certain eligible services. For example, the FCC established new subsidies for services provided to qualifying schools and libraries with an annual cap of $2.25 billion and for services provided to rural health care providers with an annual cap of $400 million. The FCC also expanded the federal subsidies to low-income consumers and consumers in high-cost areas. All providers of interstate telecommunications service, such as the Company, must pay for these programs.

In the May 8, 1997 order, the FCC also announced that it will soon revise its rules for subsidizing service provided to consumers in high cost areas. Several parties have appealed the May 8, 1997 order. Such appeals have been consolidated and transferred to the United States Court of Appeals for the Fifth Circuit where they are currently pending. In addition, on July 3, 1997, several ILECs filed a petition for stay of the May 8, 1997 order with the FCC. That petition is also pending.

In a combined Report and Order and Notice of Proposed Rulemaking released on December 24, 1996, the FCC made changes and proposed further changes in the interstate access charge structure. In the Report and Order, the FCC removed restrictions on an ILEC's ability to lower access prices and relaxed the regulation of new switched access services in those markets where there are other providers of access services. If this increased pricing flexibility is not effectively monitored by federal regulators, it could have a material adverse effect on the Company's ability to compete in providing interstate access services. On May 16, 1997, the FCC released an order revising its access charge rate structure. The new rules substantially increase the costs that ILECs subject to the FCC's price cap rules ("price cap LECs") recover through monthly, non-traffic sensitive access charges and substantially decrease the costs that price cap LECs recover through traffic sensitive access charges. In the May 16, 1997 order, the FCC also announced its plan to bring interstate access rate levels more in line with cost. The plan will include rules to be established sometime this year that grant price cap LECs increased pricing flexibility upon demonstrations of increased competition (or potential competition) in relevant markets. The manner in which the FCC implements this approach to lowering access charge levels will have a material effect on the Company's ability to compete in providing interstate access services. Several parties have appealed the May 16 order. Those appeals have been consolidated and transferred to the United States Court of Appeals for the Eighth Circuit where they are currently pending.

As part of its overall plan to lower interstate access rates, the FCC also released an order on May 21, 1997, in which the FCC revised its price cap rules. In the May 21 order, the FCC increased the so-called X-Factor (the percentage by which price cap LECs must lower their interstate access charges every year, net of inflation and exogenous cost increases) and made it uniform for all price cap LECs. The results of these rule changes will be both a one-time overall reduction in price cap ILEC interstate access charges and an increase in the rate at which those charges will be reduced in the future. Several parties have appealed the May 21 order. Those appeals were consolidated and transferred to the United States Court of Appeals for the Tenth Circuit. They have been subsequently transferred to the United States Court of Appeals for the District of Columbia where they are currently pending.

The Company anticipates that the FCC will initiate a number of additional proceedings, of its own volition and as a result of requests from CLECs and others, as a result of the Telecom Act. While the Eighth Circuit's recent decision in the appeal of the August 8, 1996 order limits the FCC's jurisdiction over the local competition provisions of the Telecom Act and while the decision of the United States District Court for the Northern District of Texas has held that the RBOC-specific provisions of the Telecom Act are unconstitutional and this issue has been raised in other proceedings (see above and below), such proceedings may nonetheless further define and construe the Telecom Act's terms.

The FCC also requires carriers to file periodic reports concerning carriers interstate circuits and deployment of network facilities. The FCC generally does not exercise direct oversight over cost justification and the level of charges for services of non-dominant carriers, although it has the power to do so. The FCC also imposes prior approval requirements on transfers of control and assignments of operating authorizations. The FCC has the authority to generally condition, modify, cancel, terminate, or revoke operating authority for failure to comply with federal laws or rules, regulations and policies of the FCC. Fines or other penalties also may be imposed for such violations. There can be no assurance that the FCC or third parties will not raise issues with regard to the Company's compliance with applicable laws and regulations.

Eighth Circuit Court of Appeals Decision

Various parties, including ILECs and state PUCs, requested that the FCC reconsider its own rules and/or filed appeals of the FCC's August 8, 1996 order in various United States Courts of Appeal. Also, several parties petitioned the FCC and the courts to stay the effectiveness of the FCC's rules included in the FCC's order, pending a ruling on the appeals. The appeals were consolidated and transferred to the United States Court of Appeals for the Eighth Circuit.

On July 18, 1997, the Eighth Circuit overturned the pricing rules established in the August 8, 1996 order, except those applicable to commercial mobile radio service providers. The Eighth Circuit held that, in general, the FCC does not have jurisdiction over prices for interconnection, resale, leased unbundled network elements and traffic termination. The Eighth Circuit also overturned the FCC's "pick and choose" rules as well as certain other FCC rules implementing the Telecom Act's local competition provisions. In addition, the Eighth Circuit decision substantially limits the FCC's authority to enforce the local competition provisions of the Telecom Act. The FCC and others have appealed the Eight Circuit decision to the United States Supreme Court, and the United States Supreme Court granted certiorari on January 26, 1998.

The decision does not delay the implementation of the Telecom Act by the parties and by the state PUCs, but rather eliminates the guidance on pricing and most favored nation procedures as well as other issues that the FCC sought to provide to the parties and the state PUCs. However, since the Eighth Circuit decision creates uncertainty about the rules governing pricing, terms and conditions of interconnection agreements, it could make negotiation and enforcement of such agreements more difficult and protracted, and may require renegotiation of existing agreements. In the long term, the Eighth Circuit's decision makes it more likely that the rules governing local competition will vary from state to state. Most states have already begun to establish rules for local competition that are consistent with the FCC rules overturned by the Eighth Circuit. If a patchwork of state regulations were to develop, it could increase the Company's costs of regulatory compliance and could make competitive entry in some markets more difficult and expensive than in others.

United States District Court Decision

On July 2, 1997, the Southwestern Bell Corporation ("SBC") and its local exchange carrier subsidiaries filed a lawsuit in the United States District Court for the Northern District of Texas challenging on United States Constitutional grounds the Telecom Act restrictions applicable to the RBOC's only. The plaintiffs in the case sought both a declaratory judgment and an injunction against the enforcement of the challenged provisions. On December 31, 1997, this United States District Court ruled that Sections 271-275 of the Telecom Act were unconstitutional on the grounds that these sections constituted a "bill of attainder." Based on this United States District Court ruling, the RBOC's that are parties to this preceding could technically re-enter the inter-LATA long distance market immediately.

The FCC and long distance carriers requested a stay of the decision, which has been granted. The Company expects that the decision of the United States District Court will be appealed to the United States Court of Appeals for the Fifth Circuit and, likely, to the United States Supreme Court. In addition, BellSouth has appealed to the United States Court of Appeals for the D.C. Circuit the FCC's prior decision denying BellSouth's application to provide in-region long distance service in South Carolina. BellSouth challenged the decision on the same grounds on which SBC challenged Sections 271-275 of the Telecom Act. On January 14, 1998, the North Carolina PUC gave BellSouth approval to file with the FCC to provide long distance services in North Carolina, provided it first improves its operating support systems and performance measures.

11.  Research and Development

The Company intends to maintain R&D capability related to advancing network technologies, planning and design. This will insure the Company's continuing ability to select and negotiate with its suppliers and to effectively maintain a competitive network in terms of feature capabilities and cost structure.

The Company expended approximately $50,000 for R&D during the last fiscal year. In addition, the Company expects to spend approximately $200,000 on R&D in the current fiscal year.

12.  Environmental Compliance

Certain jurisdictions will require the Company to prepare and file environmental impact statements and obtain approvals prior to commencing operation.

13.  Employees

The Company currently employs twenty-two employees of which twenty-one are full time. The Company plans to hire twenty additional employees in the next fiscal year.

ITEM TWO.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
            RESULTS OF OPERATIONS.

A.   RESULTS OF OPERATIONS

The Company has generated no substantial revenues from operations and has been a development stage company since inception. Since the Company has not generated revenues and has not been in a profitable position, it operates with minimal overhead. As of the date hereof, the Company had 20,000,000 shares of common stock outstanding. The Company's offerings have only raised sufficient capital to finance start-up operations. The Company will require substantial additional capital to continue operations.

There are a variety of factors which may affect the Company's liquidity, net sales, or revenues including: (1) the speed with which the Company's competitors arrive in the marketplace; (2) the degree of decreased regulation for ILEC's; (3) the outcome of all of the pending legislation; (4) the ability of the current market to remain stable and robust; and (5) continued growth in pent-up demand for new technologies and services.

ITEM THREE.  DESCRIPTION OF PROPERTIES

The Company's headquarters are located at 1549 State Street, Sarasota, Florida 34236. In May 1998 the Company signed a five-year lease for these premises. Additionally, the Company has leased a small (1800 square feet) warehouse facility on a one-year lease for the preparation and assembly of network devices. Minimum future obligations under the two agreements are as follows:

                        Year Ending
                        January 31,           Amount
                        -----------           ------

                           1999          $  100,260.00
                           2000             100,840.00
                           2001             104,870.00
                           2002             109,065.00
                           2003              84,230.00
                                           -----------
                                         $  499,265.00


ITEM FOUR.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following sets forth the number of shares of the Registrant's $.0005 par value common stock beneficially owned by (i) each person who, as of the date hereof, was known by the Company to own beneficially more than five percent (5%) of its common stock; (ii) each of the Named Executive Officers; (iii) the individual Directors of the Registrant; and (iv) the Officers and Directors of the Registrant as a group. As of the date hereof, there were 20,000,000 common shares issued and outstanding.

Title of     Name and Address of                  Amount of Beneficial         Percent of Class
Class        Beneficial Owner                     Ownership
-----------------------------------------------------------------------------------------------
Common

             CIH Limited Partnership- 3773           3,214,375                    16.07%
             Howard Hughes Parkway, Ste. 500N,
             Las Vegas, NV 89109

             JLG Limited Partnership-                3,214,375                    16.07%
             3773 Howard Hughes Parkway, Ste.
             500N, Las Vegas, NV 89109

             Gregory E.Webb- 140 Carnoustie          3,214,375                    16.07%
             Way, Media, PA 19085

             Cathy Neifeld- 184A Abrahams Lane,      1,607,188                     8.04%
             Villanova, PA 19147

             Scott Neifeld- 823 Bainbridge St.,      1,607,187                     8.04%
             Philadelphia, PA 19147


Title of     Name and Address of                  Amount of Beneficial         Percent of Class
Class        Beneficial Owner                     Ownership
-----------------------------------------------------------------------------------------------
Common

             David Bednarsh (officer,                  645,000                     3.23%
             director)- 6908 Country Lakes
             Circle, Sarasota, FL 34243

             Thomas M. Beard (officer,                 645,000                     3.23%
             director)- 5220 Greystoke Lane,
             Tallahassee, FL 32308

             Henry C. Kavett (officer,                 645,000                     3.23%
             director)- 1055 Lowden Ave, Union,
             NJ 07083

             Robert M. Miscavage (officer)-            645,000                     3.23%
             3349 Plantation Drive, Sarasota,
             FL 34231

             Jon F. Ellis (officer)- 3207              360,000                      1.8%
             Huntington Place Drive, Sarasota,
             FL 34237

             John Williams (director)- P.O. Box         50,000                      .25%
             4294
             Incline Village, NV 99451

             Don Clark (director)-                      50,000                      .25%
             35022 Nashua Blvd., Sorrento, FL
             32776

             James J. Cooney (director)- 2801           50,000                      .25%
             Florida Ave., Unit 413, Coconut
             Grove, FL 33133

             John W. Cooney (director)- 3190            50,000                      .25%
             Via Abitare, Miami, FL 331333

             Officers and Directors as a group       3,140,000                     15.7%



ITEM FIVE.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Directors and Executive Officers of the Company, their ages and present positions held in the Company are as follows:

NAME                       AGE          POSITION HELD
----                       ---          -------------

David Bednarsh             50           President, Director

Thomas M. Beard            48           Vice President, Director

Henry C. Kavett            43           Vice President, Director

Jon F. Ellis               29           Vice President

Robert M. Miscavage        55           Vice President

John Williams              50           Director

Don Clark                  67           Director

James J. Cooney            59           Director

John W. Cooney             62           Director


The Company's Directors will serve in such capacity until the next annual meeting of the Company's shareholders and until their successors have been elected and qualified. The officers serve at the discretion of the Company's Directors. Aside from James J. Cooney and John W. Cooney being brothers, there are no family relationships among the Company's officers and directors, nor are there any arrangements or understandings between any of the directors or officers of the Company or any other person pursuant to which any officer or director was, or is, to be selected as an officer or director.

DAVID BEDNARSH. Mr. Bednarsh has been President and a Director of the Company since its inception. For nearly twenty-five years, Mr. Bednarsh has been actively engaged in the successful development of commercial ventures based upon cutting edge technologies in the communications industry. Recently, he has been involved in the development of private cable television systems for multiple dwelling units ("MDUs") and has spearheaded efforts to develop commercially viable home delivery of entertainment, sports, and news programming utilizing broadband networks implemented by major telephone companies. He has also been responsible for developing Wireless Cable television systems which utilize microwave radio frequencies to deliver programming to the household. In the early 1980's, Mr. Bednarsh was one of the earliest entrants in the cellular telecommunications industry, having begun his efforts more than two years before the first commercial cellular system was built. He was responsible for creating joint ventures with independent telephone companies which ultimately were awarded FCC licenses to build cellular telephone systems. He began what was later called the settlement process through which several thousand cellular applicants were able to participate in system ownership. Mr. Bednarsh began his involvement with the communications industry in broadcast television and later moved into consulting, when he joined a major international consulting firm. Mr. Bednarsh had the opportunity to work with a wide variety of Fortune 500 clients, ultimately focusing on the telecommunications industry where he became exposed to nearly every aspect of telephone company operations. Over the years his consulting clients included the pre-divestiture AT&T, all of the Bell operating telephone companies, COMSAT Corp., Bell Canada, Western Union, and others. Mr. Bednarsh has a Bachelor of Arts degree from the City University of New York. He will work full time for the Company.

THOMAS M. BEARD. Mr. Beard has been Vice President and a Director of the Company since its inception. Mr. Beard has over eighteen years of experience in the utility industry, having served in an executive capacity in both the telecommunications and electric power industry. As a Commissioner and Chairman of the Florida Public Service Commission ("PSC") from 1987 to 1993, Mr. Beard expanded his expertise in telecommunications and energy related issues. As Commission Chairman, he was responsible for the management of the agency which develops the regulatory policy for the State of Florida and ensures that the private investor-owned utilities adhere to that policy. Mr. Beard's state and national experience, coupled with his background in strategic planning provide the Company with the ability to tap a diverse set of resources and strategic opportunities. During his tenure on the PSC, Mr. Beard also served in a variety of roles at the national level including chairman of the Communications Committee of the National Association of Regulatory Utility Commissioners ("NARUC"), as a member of the NARUC Executive Committee, as the senior member of the Federal Communications Commission's Federal/State Joint Board on Separations which determines many of the federal-state jurisdictional issues and as the State Chairman of the Federal/State Joint Conference on Open Network Architecture (410(b)), where he investigated issues associated with the telephone industry restructuring. As a key member of these bodies, he helped to formulate and bring closure to the national policy debate on many of the telecommunications and energy related issues. A native of Tampa, Mr. Beard holds a Bachelor's degree from Florida State University and a Masters Degree from the University of Florida. He will work full time for the Company.

HENRY C. KAVETT. Mr. Kavett has been Vice President and a Director of the Company since its inception. He is responsible for marketing, new media development and strategic planning for the Company. He directs consumer marketing and corporate development. Previously, he was president of The Independent Group of Companies, Inc. ("IGC"), a marketing and communications firm. IGC created marketing programs for national cable and broadcast networks, cellular telephone firms, direct response and location media, real estate and financial services clients. Companies served included GE Capital, Showtime/Viacom Networks, NBC-TV and CNBC cable network. Previously, Mr. Kavett held senior management positions at Katz Communications, New York, where he was Director of Corporate Communications, and for seven years at ABC, where he was Director, Information & Public Relations, for the ABC Radio Division (ABC Radio Networks, ABC Owned Stations Group, ABC Radio News). He was a Broadcast Media Specialist at Burson-Marsteller, Inc., New York, one of the world's leading public relations firms, where he specialized in major media relations and senior executive media training. He began his career at radio and television stations in New Jersey, Ithaca, Utica and later Rochester, New York, before moving to NBC News in New York as a radio network news writer/producer. Mr. Kavett has a Bachelor of Science in Communications from Ithaca College. He has been a visiting instructor at his alma mater and other universities, including Princeton, New York University and Hunter College. He will work full time for the Company.

ROBERT M. MISCAVAGE. Mr. Miscavage has been a Vice President of the Company since its inception. During the past twenty years, Mr. Miscavage has developed an outstanding reputation as a "hands-on" manager and principal in numerous cable start-ups. He was one of the earliest advocates of satellite delivered programming directly to the customer via SMATV systems and introduced many people to the MDU cable television market. Mr. Miscavage designed, built and/or operated cable television systems on more than 300 properties throughout Florida, Georgia, Tennessee, and Texas, and has also consulted internationally on cable television development. As a pioneer in the delivery of signal to multi-unit properties, he built the first full spectrum commercial wireless cable system to be built in the United States and provided consulting assistance to the developers of numerous other wireless cable systems. He has operated 18 GHz systems, MDS systems, infra-red systems and other microwave frequencies, as well as innovative hard wire applications to solve cable television delivery problems to customers. Mr. Miscavage holds a Bachelor's degree from the University of Scranton and a Masters Degree from the University of Maryland. He will work full time for the Company.

JON F. ELLIS. Mr. Ellis was recently appointed as the Company's Vice President of Technology. Mr. Ellis began his professional career in electronics as a communications systems technician in the United States Air Force in 1987, entering the service after studying computer engineering at the University of Missouri-Columbia. Primarily repairing and maintaining secure voice and data encryption devices, Mr. Ellis also cross-trained in satellite systems technology and teletype systems operation and maintenance. The combination of the three career fields provided unique experience in digital audio and data conversion, encryption and transmission, as well as experience in advanced technologies such as the Internet. Mr. Ellis has designed private telephone system ("PBX") call accounting and billing software which runs on a Windows 95 or NT platform and provides easy access to customer service records from any terminal. He is now completing a Windows 95/NT-based, integrated customer service program to handle customer activation/deactivation, customer service and payment records. This program will allow integration of billing and customer service information from other public utilities and services (water, electric, sewer, cable, telephone, Internet), and will allow utility companies to print billing for all of their services on one statement. Mr. Ellis has also designed and built Internet access systems for private phone systems, time-saving utility and data-collection programs for public phone systems, and a unique three-in-one PC-based call accounting/PBX access/customer service terminal that can be scaled from a hotel front desk to central office applications. He will work full time for the Company.

JOHN WILLIAMS. Mr. Williams has been recently appointed a Director of the Company. Mr. Williams also serves as a Director for New Millennium Communications Corp., a telecommunications company. At present, in addition to his duties as a Director of the Company, Mr. Williams is also a director of SoftPlus, a company that develops and implements information systems solutions with core competency in network and Java applications. From 1993 to 1996, Mr. Williams was the president of SelectNet Telemanagement, a company that developed and manufactured call accounting/routing systems for Pacific Bell. From 1988 to 1993, Mr. Williams was the Chief Financial Officer of WCT Communications. Mr. Williams received a Bachelor of Arts in Business Administration and Accounting from the University of Washington in 1972. He will devote approximately ten hours per month to the affairs of the Company.

DON CLARK. Mr. Clark has been recently appointed a Director of the Company. Mr. Clark also serves as a Director for New Millennium Communications Corp., a telecommunications company, as well as VideoLan Technologies, Inc., a company that develops and markets video conferencing systems. Mr. Clark has extensive experience primarily in the area of hotel and restaurant management. In addition to his duties as a director of the Company, Mr. Clark is President of Accommodation Services, Inc., a complete hotel/motel/commercial and resort management company. Mr. Clark is a graduate of Cornell University, School of Hotel Administration. He will devote approximately ten hours per month to the affairs of the Company.

JAMES J. COONEY. Mr. Cooney has been recently appointed a Director of the Company. At present, in addition to his duties as a director of the Company, Mr. Cooney is also a Director of VideoLan Technologies, Inc., a company that develops and markets videoconferencing systems and Hollywood Beauty Corporation, a cosmetics company. From 1987 to present, Mr. Cooney has been the President of Cooney & Associates, which provides Consulting and Governmental Relations representation for companies such as Arthur Andersen & Co., Ryder Truck Rental, Carnival Hotels and Casinos, etc. From 1966 to 1986, Mr. Cooney was a partner for the law firms Sage, Gray, Todd & Simms (New York/Miami), Squire Sanders & Dempsey (Cleveland/Miami) and Helliwell, Melrose & Dewolf (Miami/Orlando), specializing in Governmental Relations, Administrative, Municipal Bond financing and International Law as well as International Business and Immigration Law. From 1977 to 1979, Mr. Cooney's Public Service positions included the Secretary of Commerce for the State of Florida, Director, Economic Development for the Florida Department of Commerce and General Counsel for the Department of Business Regulation. Mr. Cooney holds a J.D. from the University of Florida Law School and a B.S.B.A. in Industrial Management from the University of Florida. He has participated in the International Law Masters Program at the University of Miami Graduate School of Law. He has also attended the University of Barcelona, Alliance Francaise (Paris), University of Maryland (overseas) and University of Virginia School of Law (Judge Advocate General School). Mr. Cooney holds the rank of Captain (USAR) with the United States Army Artillery and was awarded the Soldiers Medal for heroic actions in a plane crash while in Airborne School. He will devote approximately ten hours per month to the affairs of the Company.

JOHN W. COONEY. Mr. Cooney has been recently appointed a Director of the Company. At present, Mr. Cooney is the Vice President of Lionstone Inc., owner of the Seville and DiLido Hotels on Miami Beach; President and owner of LottoLine, Inc., an information phone service company; and President of Westbourne, Inc., an import/export company. Prior to his involvement with those companies, Mr. Cooney retired in 1986 after a thirty-year career as a Senior Tax Partner for Coopers & Lybrand's Miami office. While with Coopers & Lybrand he served on the National Real Estate Advisory Group and Tax Oriented Financial Investments committees. He has lectured at numerous national tax conferences and seminars as well as being a guest lecturer at the University of Miami Tax Conference and the American Institute of Certified Public Accountants Professional Development Program. Mr. Cooney is a member of the American Institute of Certified Public Accountants. He is the former Chairman and a current member of the Board of Overseers at the University of Miami, School of Medicine; founder, member and former Chairman of the Bankers

Club; and a former Chairman of the Easter Seals Society. Mr. Cooney earned his B.S.B.A. Degree from the University of Florida. He will devote approximately ten hours per month to the affairs of the Company.

ITEM SIX.  EXECUTIVE COMPENSATION

A.   DIRECTORS' COMPENSATION

Non-employee directors receive reimbursement for out-of-pocket expenses incurred while attending Board meetings and it is intended that they will receive certain non-qualified stock option grants in the future. Directors of the Company who are officers or employees of the Company may also receive extra compensation for their service on the Board in the form of qualified stock options. Additionally, non-employee directors receive $1,000 per month as compensation for their services.

B.   COMPENSATION OF EXECUTIVE OFFICERS

The Company has agreed to pay each of its five officers $75,000 per annum in consideration for their services as Executive Officers of the Company. Although formal agreements have not yet been executed between the Company and its officers, it is intended that the aforementioned terms will be formalized in the near future.

The following table sets forth all compensation awarded or to be paid by the Company during the period ending December 31, 1998 to its executive officers:

Name                Capacity in Which             Cash             Long Term
                    Employee Serves               Compensation     Compensation

David Bednarsh      President, Director           $75,000          See above

Thomas M. Beard     Vice President, Director      $75,000          See above

Henry C. Kavett     Vice President, Director      $75,000          See above

Robert Miscavage    Vice President                $75,000

Jon F. Ellis        Vice President                $75,000

ITEM SEVEN.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM EIGHT. DESCRIPTION OF SECURITIES

On February 4, 1998, the Board of directors voted to amend the Company's Certificate of Incorporation. Accordingly, the outstanding shares held by the Company's founders were subject to a split of 20 shares for each one share previously owned and the par value was changed from $.01 to $.0005. As a result, the total number of shares which the Company shall have the authority to issue is 52,000,000 shares divided into 50,000,000 shares of Common stock at $.0005 par value, and 2,000,000 shares of Preferred Stock at $.0005 par value. As of the date hereof, the Company had a total of 20,000,000 Common Shares issued and outstanding. As of the same date, no Preferred Stock was issued or outstanding.

A.   COMMON STOCK

The holders of Common Stock have one vote per share on all matters (including election of Directors) without provision for cumulative voting. The Common Stock is not redeemable and has no conversion or preemptive rights.

The Common Stock currently outstanding is validly issued, fully paid and non-assessable. The Company may pay dividends, in cash or in securities or other property when and as declared by the Board of Directors from funds legally available therefor, but has paid no cash dividends on its Common Stock.

B.   PREFERRED STOCK

Under the Certificate of Incorporation, the Board of Directors has the authority to issue Preferred Stock. As of the date of this Registration Statement, no shares of Preferred Stock are issued or outstanding. The Board of Directors has no plan to issue any Preferred Stock in the foreseeable future.

C.   DIVIDEND POLICY

The Company has never declared nor paid dividends on its Common Stock and does not intend to do so in the foreseeable future.

                                    PART II

ITEM ONE.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

A.   PRINCIPAL MARKET OR MARKETS

The Company has filed an application (Form 15c2-11) to have 980,000 shares of its common stock listed for trading on the NASDAQ Bulletin Board. During the prior two fiscal years the low and high bid prices as reflected by interdealer quotations were:


QUARTER                  Low Bid              High Bid

1st Quarter '96             -                    -
2nd Quarter '96             -                    -

3rd Quarter '96             -                    -
4th Quarter '96             -                    -
1st Quarter '97             -                    -
2nd  Quarter '97            -                    -
3rd  Quarter '97            -                    -
4th Quarter '97             -                    -
1st  Quarter '98            -                    -
2nd Quarter '98             -                    -


B.   APPROXIMATE NUMBER OF HOLDERS OF COMMON STOCK

As of the date hereof, a total of 20,000,000 shares of the Company's common stock were outstanding and the number of holders of record of the Company's common stock at that date was approximately eighty-four.

C.   DIVIDENDS

Holders of common stock are entitled to receive such dividends as may be declared by the Company's Board of Directors. No dividends on the Common Stock were paid by the Company during the periods reported herein nor does the Company anticipate paying dividends in the foreseeable future.

ITEM TWO.  LEGAL PROCEEDINGS

No legal proceedings of a material nature to which the Company is a party were pending during the reporting period, and the Company knows of no legal proceedings of a material nature pending or threatened or judgments entered against any director or officer of the Company in his capacity as such.

ITEM THREE.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company did not have any disagreements on accounting and financial disclosures with its accounting firm during the reporting period.

ITEM FOUR.  RECENT SALES OF UNREGISTERED SECURITIES

The Company has only issued the following common stock in the three-year period preceding the date of this Registration Statement:

On February 4, 1998, the Board of Directors of the Company authorized an issuance of 19,020,000 shares of stock at $0.0005 per share to the founders of the Company. All of these shares are restricted securities as defined in the Securities Act of 1933, as amended.

On April 28, 1998, the Company issued 980,000 shares of stock at $1.00 per share in reliance upon Rule 504 of Regulation D promulgated under the Securities Act of 1933.

ITEM FIVE. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company's Certificate of Incorporation limits, to the maximum extent permitted by the Delaware General Corporation Law, the personal liability of directors and officers for monetary damages for breach of their fiduciary duties as directors and officers (other than liabilities arising from acts or omissions that involve intentional misconduct, fraud or knowing violations of law or the payment of distributions in violation of Delaware General Corporation Law). The Certificate of Incorporation provides further that the Company shall indemnify, to the fullest extent permitted by Delaware General Corporation Law, any person made a party to an action or proceeding by reason of the fact that such person was a director, officer, employee or agent of the Company.

The Company intends to enter into separate indemnification agreements with its directors and officers containing provisions that provide for the maximum indemnity allowed to directors and officers by the Delaware General Corporation Law and the Company, among other obligations, to indemnify such directors and officers against certain liabilities that may arise by reason of their status as directors and officers, other than liabilities arising from wilful misconduct of a culpable nature, provided that such person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the Company and, in the case of a criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, the indemnification agreements provide generally that the Company will, subject to certain exceptions, advance the expenses incurred by directors and officers as a result of any proceeding against them as to which they may be entitled to indemnification. The Company believes these arrangements are necessary to attract and retain qualified persons as directors and officers.

The indemnification provisions in the Company's Certificate of Incorporation, and the indemnity agreements entered into between the Company and its directors and executive officers, may permit indemnification for liabilities arising under the Securities Act of 1933, as amended (The "Securities Act"). Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            UTILICORE CORPORATION
                                            Date:  June 17, 1998

                                         By: /s/ David Bednarsh
                                            ---------------------------
                                            David Bednarsh, President

                                   PART III

FINANCIAL INFORMATION

                             UTILICORE CORPORATION
                             FINANCIAL STATEMENTS
                                APRIL 30, 1998

                       [LETTERHEAD OF HARVEY JUDKOWITZ]


The Board of Directors
UTILICORE CORPORATION

I have audited the accompanying balance sheet of Utilicore Corporation as of April 30, 1998, and the related statements of operations and deficit and cash flows for the four months ended April 30, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Utilicore Corporation as of April 30, 1998, and the results of its operations and its cash flows for the four months ended April 30, 1998 in conformity with generally accepted accounting principles.



/s/ Harvey Judkowitz
--------------------------
HARVEY JUDKOWITZ, CERTIFIED
 PUBLIC ACCOUNTANT

Miami, Florida
May 22, 1998

                             UTILICORE CORPORATION
                                 BALANCE SHEET
                                APRIL 30, 1998


                                    ASSETS

Current assets
Cash .......................................................        $  730,780
Accounts receivable ........................................            20,285
Prepaid rent ...............................................             8,889
Equipment on operating lease, net
     of accumulated depreciation of $1,492 .................            11,294
                                                                    ----------

     Total current assets ..................................           771,248
                                                                    ----------

Automobile, less accumulated
depreciation of $1,232 .....................................            21,440
                                                                    ----------

Other assets
Rent deposits ..............................................             9,550
Deposit on equipment under operating lease .................            13,707
Deposits for telephone network services ....................           270,000
                                                                    ----------
                                                                       293,257
                                                                    ----------

                                                                    $1,085,945
                                                                    ==========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                             UTILICORE CORPORATION
                                 BALANCE SHEET
                                APRIL 30, 1998

                     LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Current portion of long-term debt .......................         $    10,613
Accounts payable ........................................               5,019
Accrued expenses ........................................              11,580
                                                                  -----------

     Total current liabilities ..........................              27,212
                                                                  -----------

Long-term debt, less current maturities .................             519,366
                                                                  -----------

Other liabilities
Customer deposit ........................................               2,285
Loan payable stockholder ................................               2,530
                                                                  -----------
                                                                        4,813
                                                                  -----------

Stockholders' equity
Common stock, $.0005 par value,
 50,000,000 shares authorized,
 20,000,000 shares issued and
 outstanding, including 52,500
 shares subscribed but unpaid for .......................              10,000
Additional paid-in capital ..............................             979,617
Deficit .................................................            (402,563)
                                                                  -----------
                                                                      587,054
Less subscriptions receivable ...........................             (52,500)
                                                                  -----------

     Total stockholders= equity .........................             534,554
                                                                  -----------

                                                                  $ 1,085,945
                                                                  ===========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENT

                             UTILICORE CORPORATION
                      STATEMENT OF OPERATIONS AND DEFICIT
                   FOR THE FOUR MONTHS ENDED APRIL 30, 1998

Revenues .................................................          $  41,927

General and administrative expenses ......................            414,031
                                                                    ---------

Loss from operations .....................................           (372,104)
                                                                    ---------

Other income (expense)
Interest income ..........................................              2,038
Interest expense .........................................            (12,108)
                                                                    ---------
                                                                      (10,070)
                                                                    ---------

Net loss .................................................          ($382,174)
                                                                    =========


Net loss per share .......................................              ($.02)
                                                                        =====


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                             UTILICORE CORPORATION
                       STATEMENT OF STOCKHOLDERS' EQUITY
                   FOR THE FOUR MONTHS ENDED APRIL 30, 1998

                           Capital stock
                      -----------------------     Additional
                         (000's)                    paid-in
                         Shares         $           capital         Deficit
                      ---------     ---------      ---------       ---------
Balance,
December 31,
1997 .............            3      $     30      $     107       ($ 20,389)

Effect of
20 for 1
stock split ......           57            --

Sale of
founders'
stock ............       18,960         9,480

Sales thru
private
placement ........          980           490        979,510

Net loss
for
period ...........                                                  (382,174)
                      ---------     ---------      ---------       ---------

Balance,
April 30,
1998 .............       20,000      $ 10,000      $ 979,617       ($402,563)
                      =========     =========      =========       =========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                             UTILICORE CORPORATION
                            STATEMENT OF CASH FLOWS
                   FOR THE FOUR MONTHS ENDED APRIL 30, 1998

OPERATING ACTIVITIES

Net loss ..................................................       ($  382,174)
Adjustments to reconcile net income to net cash
     provided by operating activities
          Depreciation ....................................             2,085
          Increase in accounts receivable .................           (18,835)
          Increase in prepayments .........................            (8,889)
          Increase in security deposits ...................          (293,257)
          Increase in accounts payable ....................             5,019
          Increase in accrued expenses ....................            11,077
                                                                  -----------

Net cash used for operating activities ....................          (684,974)
                                                                  -----------

INVESTING ACTIVITIES
Purchase of automobile ....................................           (22,672)
                                                                  -----------

Net cash used for investing activities ....................           (22,672)
                                                                  -----------

FINANCING ACTIVITIES
Sale of common stock ......................................           936,980
Loan from stockholder .....................................                30
Payment of notes ..........................................            (5,931)
Increase in notes payable .................................           507,186
                                                                  -----------

Net cash provided by financing activities .................         1,438,265
                                                                  -----------


Increase in cash ..........................................           730,619

Cash, beginning of year ...................................               161
                                                                  -----------
Cash, April 30, 1998 ......................................       $   730,780
                                                                  ===========


Supplemental information:
There were no monies paid for either interest or income taxes

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                             UTILICORE CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                APRIL 30, 1998

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Utilicore Corporation (the Company) was incorporated in the State of Delaware on March 6, 1997. The Company=s objective is to develop a private telephone company to provide both local and long distance telephone service to the residential, multiple dwelling unit market. The Company also installs, operates and provides private cable TV service at various locations under long-term contractual agreements.

On February 4, 1998, the Board of directors voted to amend the Company=s Certificate of Incorporation. As a result, the Company is authorized to issue up to 50,000,000 shares of common stock and up to 2,000,000 shares of preferred stock. In conjunction therewith they split the existing stock held by the Company=s founder at a rate or 20 shares for each share held and changed the par value from $.01 to $.0005.

Use of Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenues when earned. Under the contractual agreement referred to above, the revenues are recorded on the first day of the month.

Automobile

The company purchased an automobile during the period. It is being depreciated over a three year period.

Concentrated Revenue

The Company=s income is derived under one contract with a hospital facility and from sales and installation of satellite and broadcast receive systems.

Note 2: EQUIPMENT ON OPERATING LEASE

The equipment was purchased for the sole purpose of fulfilling a contract with a hospital facility located in Hollywood, Florida. The equipment under this operating lease is recorded at cost, net of accumulated depreciation, which is computed based on the equipment=s estimated useful life which is five years.

                             UTILICORE CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                APRIL 30, 1998

NOTE 3: DEPOSITS FOR TELEPHONE AIR TIME

The Company has deposited, with major telephone companies, funds to support the local and long distance network services that the Company will resell to its customers. These deposits act as a guaranty for the payment of these services by the Company, thereby making the major companies not subject to the collectibility of the charges by the Company.

NOTE 3: LONG-TERM DEBT

The Company borrowed $30,000 from an independent third party. The note bears interest at the rate of 18% and is payable in the amount of $761.81 per month. The equipment located at the hospital facility in Hollywood, Florida is collateral for this note and a financing statement under the Uniform Commercial Code has been filed with the appropriate agency.

On January 20, 1998, the Company issued promissory notes in the aggregate amount of $487,500 to shareholders of the Company. These notes bear interest at 8% and are due on January 20, 2000.

The Company also is financing the automobile that purchased over a 48 month period. The rate of interest on this loan was .9% and the total amount of interest over the four year period is $$373. The monthly payment is $428.

Annual payments, over the next five years, under the terms of these notes are as follows:

             1998                     $   6,966
             1999                        11,305
             2000                       500,012
             2001                        10,839
             2002                           857
                                      ---------
             Total                      529,979

             Less amount due currently   10,613
                                      ---------
             Long-term debt           $ 519,366
                                      =========

                             UTILICORE CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                APRIL 30, 1998

NOTE 4: LEASES

Office and warehouse

The Company leases office space in Sarasota, Florida under a one year lease agreement which runs through May 31, 1998 and which is payable at a monthly rate of $2,068.75 plus tax plus all ad valorem taxes which are due during the lease period.

The Company has entered into a agreement with an employee leasing company, whereby the payroll, payroll taxes and benefits packages are paid directly to the leasing company. This agreement is for a period of one year and the charge is 1.52% of the gross payroll.

The company has entered into two additional leases during the current period; both an office and a warehouse facility. The office lease is a five year lease beginning effectively October 1998 and running until August 31, 2003. The warehouse lease is for a one year period beginning on May 1, 1998.

Minimum annual rentals under these leases, over the next five years and eight months is as follows:


     1998             $    31,810
     1999                 100,260
     2000                 100,840
     2001                 104,870
     2002                 109,065
     2003                  84,230
                      -----------
     Total            $   499,265
                      ===========

Rent expense for the period ended April 30, 1998 was $20,311.

Equipment

The Company entered into an operating lease for certain office computers and equipment. The lease is for a three year period, at $1,895 per month, after which the Company must return the equipment to the lessor. The Company was required to place a $13,707 security deposit on this equipment.

Minimum annual lease payments under this lease is as follows:

     1998            $   15,160
     1999                22,740
     2000                22,740
     2001                 7,580
                      ---------
     Total           $   68,220
                     ==========

                             UTILICORE CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                APRIL 30, 1998

NOTE 5: PRIVATE PLACEMENT

The Company also offered 980,000 shares of its stock to the public in a private placement in order to raise $980,000. As of April 30, 1998 all of the issue was sold out and all of the money was received except for $52,500. These funds were received in May.

                                    PART IV

INDEX TO EXHIBITS

     2.  A.  Certificate of  Incorporation ................................
         B.  Amendments to Certificate of Incorporation ...................
         C.  By-laws ......................................................

     3.  Instruments Defining Rights of Security Holders .................. n/a

     5.  Voting Trust Agreements .......................................... n/a

     6.  Material Contracts ............................................... n/a

     7.  Material Foreign Patents ......................................... n/a